UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Senmiao Technology Limited
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

817225105
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	817225105

1	Names of Reporting Persons
Wuyong Luo
2	Check the appropriate box if a member of a Group (See Instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,475,000[1]
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,475,000[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,475,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.6%[2]
12	Type of Reporting Person (See Instructions)
IN

1 Consists entirely of shares of the Issuer’s common stock held by HSA Investment Group Limited. Wuyong Luo exercises voting and dispositive power over the shares of common stock of the Issuer held by HSA Investment Group Limited.

2 The percentage is calculated based upon 25,879,400 shares of outstanding common stock of the Issuer.

SCHEDULE 13G

CUSIP No.	817225105

1	Names of Reporting Persons
HSA Investment Group Limited
2	Check the appropriate box if a member of a Group (See Instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,475,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,475,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,475,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.6%[3]
12	Type of Reporting Person (See Instructions)
CO

3 The percentage is calculated based upon 25,879,400 shares of outstanding common stock of the Issuer.

Item 1.

(a)	Name of Issuer:

Senmiao Technology Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

16F, Shihao Square, Middle Jiannan Blvd., High-Tech Zone, Chengdu, Sichuan, China 610000

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed jointly by:

(1) Wuyong Luo

(2) HSA Investment Group Limited (“HSA”)

(b)	Address of Principal Business Office or, if None, Residence:

(1) The principal business address of Wuyong Luo is Unit 1402, Building 7, Lanyuewan, No.583 Xiangzhang Road, Yuhua District, Changsha, Hunan, China 410000.

(2) The principal business address of HSA is Unit 1402, Building 7, Lanyuewan, No.583 Xiangzhang Road, Yuhua District, Changsha, Hunan, China 410000.

(c)	Citizenship:

(1) Wuyong Luo is a citizen of the People’s Republic of China.

(2) HSA is a British Virgin Islands company.

(d)	Title and Class of Securities:

Common Stock, Par Value $0.0001

(e)	CUSIP No.:

817225105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(1)	Wuyong Luo

(a)	Amount Beneficially Owned: 2,475,000 shares of common stock of the Issuer.

(b)	Percent of Class: 9.6%[4]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,475,000 shares of common stock of the Issuer.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,475,000 shares of common stock of the Issuer.

(2)	HSA

(a)	Amount Beneficially Owned: 2,475,000 shares of common stock of the Issuer.

(b)	Percent of Class: 9.6%[5]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,475,000 shares of common stock of the Issuer.

(iii)	Sole power to dispose or to direct the disposition of: 0.

4The percentage is calculated based upon 25,879,400 shares of outstanding common stock of the Issuer.

5 The percentage is calculated based upon 25,879,400 shares of outstanding common stock of the Issuer.

(iv)	Shared power to dispose or to direct the disposition of: 2,475,000 shares of common stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019
WUYONG LUO

/s/ Wuyong Luo

HSA INVESTMENT GROUP LIMITED

/s/ Wuyong Luo
Wuyong Luo, Director and Secretary

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